UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35639 / June 17, 2025

In the Matter of:

Eagle Point Credit Company Inc.
Eagle Point Income Company Inc.
Eagle Point Institutional Income Fund
Eagle Point Enhanced Income Trust
Eagle Point Defensive Income Trust
Eagle Point Credit Management LLC
Eagle Point Income Management LLC
Eagle Point Enhanced Income Management LLC
Eagle Point Defensive Income Management LLC
certain of their wholly-owned subsidiaries as described in Schedule A to the application
and certain of their affiliated entities as described in Schedules B and C to the application

600 Steamboat Road, Suite 202
Greenwich, CT 06830

812-15512

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Eagle Point Credit Company Inc., et al. filed an application on October 10, 2023, and
amendments to the application on April 23, 2024, September 19, 2024, February 4, 2025, and
April 30, 2025, requesting an order under sections 17(d) and 57(i) of the Investment Company
Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions
otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The
order would permit certain registered closed-end management investment companies and
business development companies (collectively, the "Regulated Funds") to co-invest in portfolio
companies with each other and with certain affiliated investment entities.

On May 22, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35605). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions

is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Eagle Point Credit Company Inc., <u>et al</u>. (File No. 812-15512) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.